Exhibit 99.2

Disclosure of Transactions in Own Shares

Paris, September 1, 2025 – In accordance with the authorizations given by the shareholders’ general meeting on May 23, 2025, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 25 to August 29, 2025:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
25/08/2025	20,010	54.249633	1,085,535.16	AQEU
25/08/2025	111,305	54.247544	6,038,022.88	CEUX
25/08/2025	310,660	54.250188	16,853,363.40	XPAR
25/08/2025	36,575	54.247359	1,984,097.16	TQEX
26/08/2025	38,995	53.120367	2,071,428.71	AQEU
26/08/2025	149,062	53.119535	7,918,104.13	CEUX
26/08/2025	429,861	53.115283	22,832,188.67	XPAR
26/08/2025	41,004	53.123231	2,178,264.96	TQEX
27/08/2025	25,696	53.289310	1,369,322.11	AQEU
27/08/2025	151,775	53.269150	8,084,925.24	CEUX
27/08/2025	341,722	53.303913	18,215,119.76	XPAR
27/08/2025	37,344	53.277022	1,989,577.11	TQEX
28/08/2025	20,822	53.157893	1,106,853.65	AQEU
28/08/2025	125,774	53.148228	6,684,665.23	CEUX
28/08/2025	313,306	53.123721	16,643,980.53	XPAR
28/08/2025	33,514	53.174684	1,782,096.36	TQEX
29/08/2025	28,336	53.516527	1,516,444.31	AQEU
29/08/2025	158,985	53.501595	8,505,951.08	CEUX
29/08/2025	290,985	53.479214	15,561,649.09	XPAR
29/08/2025	30,230	53.512849	1,617,693.43	TQEX
Total	2,695,961	53.427807	144,039,282.96

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l mailto:presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com

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Disclaimer:

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities.

This document may contain forward-looking statements (including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

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Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors – U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies SE, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at the Company website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.